

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Stephen M. Merkel
Executive Vice President and General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

      Re: BGC Partners, Inc.
          Registration Statement on Form S-4
          Fled October 11, 2019
          File No. 333-234176

Dear Mr. Merkel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance